

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 18, 2009

Mr. Ben Wang
Chief Financial Officer
China Prosperous Clean Energy Corporation
West Side, Public Transportation Gas Filling Center
Angang Avenue-Middle Part, Yindu District
Anyang, Henan Province, Postal code: 455000
The People's Republic of China

> **Re:** **China Prosperous Clean Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed, November 12 2009**
> **File No. 000-53224**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

General

1.   We understand that you have operations in China where there are restrictions on the conversion of local currencies to foreign currencies. Given the significance of your operations in China, it appears that you should provide the disclosures required under Rule 4-08(e) of Regulation S-X and FRC §213.02.

Report of Independent Registered Public Accounting Firm, page 32

2.   We note that Patrizio & Zhao, LLC, has opined on your financial statements as of and for the year ended December 31, 2008 and states in its introductory paragraph that the financial statements as of December 31, 2007 were audited by other auditors.   Since you are required to provide two years of audited financial statements in your annual report, you must include the report of the predecessor accountant in the filing. Once you have obtained permission from the predecessor accountant, and a re-issuance of the audit opinion, please amend your filing to include the report of the predecessor accountant.

Statements of Changes in Stockholders' Equity, page 35

3.   We note your disclosure in which you explain that you have accounted for the share exchange between you and Origin Orbit as a reverse acquisition accounted for as a purchase. Given that you were a shell company before the transaction, it appears that you should refer to this transaction as a reverse merger recapitalization to not imply that you were previously a business.

When depicting such a transaction in the Statements of Changes in Shareholders' Equity, the ratio at which shares are exchanged is normally shown retroactively in the financial statements of the accounting acquirer, similar to a stock split; and the shares of the legal issuer outstanding immediately prior to the transaction are reflected within the activity section of the statement for the period in which the merger occurred, along with the fair value of the net assets or net liabilities received by the accounting acquirer. Please revise your Statements of Changes in Shareholders' Equity accordingly.

Note 1-Organization and Description of Business, page 37

4.   We note that Origin Orbit acquired 100% of the capital stock of Anyang
        Prosperous and Anyang Top on April 4, 2007. Please tell us whether these
        entities shared common ownership with Origin Orbit prior to being acquired.

Note 2-Summary of Significant Accounting Policies, page 39

Basis of Presentation and Consolidation, page 39

5.   We understand that in preparing your financial statements you have elected to
        follow U.S. GAAP. However, on page 24 you state that you complied with the
        accounting standard set by the Chinese Ministry of Finance with respect to your
        classification of transportation costs as a component of cost of goods sold.
        Please modify your documents clarifying whether you believe this is also in
        compliance with U.S. GAAP.

Segment Information, page 44

6.   We note your disclosure in which you indicate that you operate in one business
        segment. However, within MD&A you state that you carry out three types of
        primary operations: (1) retail sales of CNG and operation of CNG filling stations;
        (2) retail sales of LPG and operation of LPG filling stations; (3) wholesale of
        LPG and CNG. Further, you provide the operating results for each of these
        operations within MD&A. Please explain to us how you concluded that these
        operations do not represent segments that would require you to present further
        disaggregated financial information under the guidance of SFAS 131[ASC no.
        280-10-50]. Please note for purposes of identifying reportable business segments,
        you may only aggregate operating segments that meet all the criteria set forth in
        paragraph 17 of SFAS 131. Operating segments not meeting the quantitative
        thresholds may only be aggregated and presented as one reportable segment if the
        majority of aggregation criteria are met.

Note 14-Income Taxes, page 47

7.   Please present a reconciliation, using percentages or dollar amounts, of the
        amount of your reported income tax expense to the amount of income tax expense
        that would result from applying domestic statutory tax rates to your pre-tax
        income. Refer to paragraph 47 of SFAS 109 [ASC no.740-10-50-12] and Rule 4-
        08(h) of Regulation S-X for additional guidance.

Note 15-Concentration of Credit Risk, page 48

8.   We note your disclosure on page 9 under the heading "Our Main Customers and Suppliers" indicating that you purchased more than 90% and 80% of your CNG and LPG from 3 major suppliers in 2008 and 2007, respectively. Please tell us why you have not disclosed information about this supplier concentration in your financial statements. Refer to paragraph 20-22 of SOP 94-6 [ASC no. 275-10-50-16 to 18] for additional guidance.

Controls and Procedures, page 49

9.   Your disclosure explaining that there have been no *significant* changes in your internal controls over financial reporting or in other factors that could significantly affect those controls *subsequent to* the date of its last evaluation does not comply with Item 308(c) of Regulation S-K.

       This guidance requires that you disclose *any change* (rather than only significant change) in your internal control over financial reporting that occurred *during the last fiscal quarter* (rather than subsequent to the date of your last evaluation) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.   Please modify your disclosure accordingly.

       Please note this is also applicable to your interim report on Form 10-Q for the period ended September 30, 2009.

Form 10-Q for the Interim Period ended September 30, 2009

Financial Statements

Statement of Cash Flows, page 6

10.   We note the following presentation of activities in your statement of cash flows:

       o   A cash outflow to former shareholders in the amount of $1,544,757 for the nine months ended September 30, 2009 was presented as an investing activity rather than a financing activity.
       o   Cash flows from dividend receivable in the amounts of $78,280 and ($3,513) for the nine months ended September 30, 2009 and 2008, respectively were presented as an investing activity rather than as an operating activity.

- A deposit for buildings, machinery, and equipment in the amount of $264,335 for the nine months ended September 30, 2008 was presented as an operating activity rather than as an investing activity.
- A payment to a non-controlling interest in the amount of $202,206 for the nine months ended September 30, 2009 was presented as a financing activity.

Please tell us the origin of each of these line items, and explain how your classification of these line items is consistent with the guidance in paragraph 15 through 24 of SFAS 95 [ASC no.230-10-45-12 to 23].

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief